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                                                                   EXHIBIT 99.11

                                PROMISSORY NOTE


$5,000,000.00                                                   November 2, 1999
                                                              Irvine, California


       The undersigned, Titus Interactive SA, a French corporation (the "Company"), hereby promises to pay to the order of Interplay Entertainment Corp., a Delaware corporation, or its assignee (the "Holder") the principal amount of FIVE MILLION DOLLARS ($5,000,000.00) with interest on the unpaid principal balance at the rate of six percent (6.0%) per annum until principal and interest have been paid in full. Such interest shall accrue on the basis of actual days based on a 365-day year. Unless earlier accelerated in accordance with the terms hereof, the entire amount of principal and interest shall be due and payable in full on November 30, 1999 (the "Maturity Date"). Principal and interest shall be paid in lawful money of the United States.

       Each payment made pursuant to this Note shall be credited first on interest then due and the remainder on principal; and interest shall thereupon cease to accrue upon the principal so credited. The Company reserves the right to prepay all or any part of the principal of this Note at any time without penalty so long as any interest then due has been paid in full.

       "Event of Default" shall mean the occurrence or existence of any one or more of the following: (i) failure of the Company to make any payment when due of principal or interest on this Note; (ii) if the Company shall become insolvent or file a petition to take advantage of any bankruptcy or insolvency law; (iii) if a custodian, receiver or trustee of all or any part of the Company's property shall be appointed and not be dismissed within 60 days; (iv) if any assignment for the benefit of the Company's creditors shall be made; or
(v) if the Company admits in writing its inability to pay its debts generally as they become due. Upon the occurrence of any Event of Default, the unpaid principal amount of and accrued interest on this Note shall automatically become immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Company.

       Principal and interest shall be paid in lawful money of the United States and shall be made to Holder at c/o Interplay Productions, Inc., 16815 Von Karman Ave., Irvine, CA 92606 or at such other place as Holder shall have designated to the Company in writing for such purpose.

       The Company agrees to pay all costs, including reasonable attorneys' fees, incurred by the Holder in enforcing payment hereof, or its other rights hereunder, and hereby waives to the full extent permitted by law, all rights to plead any statute of limitations as a defense to any action hereunder.

       This Note shall be governed by, and construed and enforced in accordance with, the internal laws (and not the law of conflicts) of the State of California.
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                       [PROMISSORY NOTE SIGNATURE PAGE]

       IN WITNESS WHEREOF, the Company has caused this Note to be executed as of the day and year first written above.


                       TITUS INTERACTIVE SA,
                       a French corporation



                       By: /s/ Herve Caen
                       Name:   Herve Caen
                       Title:    President

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